UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        Grand Toys International Limited
                                (Name of Issuer)

                           American Depositary Shares
                         (Title of Class of Securities)

                                   386490 10 6
                                 (CUSIP Number)

                                Cheng Hsieh, Jeff
                              Room UG202 Floor UG2
                             Chinachem Golden Plaza
                                  77 Mody Road
                      Tsimshatsui East, Kowloon, Hong Kong
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  with copy to:
                             Steven C. Nelson, Esq.
                              Dorsey & Whitney, LLP
                          Suite 3008, One Pacific Place
                                  88 Queensway
                                    Hong Kong
                                011-852-2526-5000

                                 April 24, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cheng Hsieh, Jeff
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|(1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of Hong Kong S.A.R.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        45,752,865
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    45,752,865
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,752,865
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cornerstone Beststep International Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|(1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        45,752,865
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    45,752,865
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,752,865
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Centralink Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|(1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        45,752,865
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    45,752,865
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,752,865
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

Item 1. Security and Issuer:

This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on August 26, 2004, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2005 and Amendment No. 2 to Schedule 13D filed on January 11, 2006 (as amended, the "Schedule 13D"), relating to the American Depositary Shares, or ADSs ("ADSs"), representing ownership interests in the ordinary shares, nominal value HK$1.00 per share, of Grand Toys International Limited, a Hong Kong limited company ("Grand HK"). The principal offices of Grand HK are located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in the
Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background:

The response to Item 2 is hereby amended and restated as follows:

      (a) - (c)   This Statement is being jointly filed by (i) Centralink
                  Investments Limited ("Centralink") by virtue of its direct ownership of ADSs and ordinary shares of Grand HK and (ii)
                  Cornerstone Beststep International Limited ("CBIL") and Mr.
                  Cheng Hsieh, by virtue of their indirect ownership of ADSs and ordinary shares of Grand HK. Centralink, CBIL and Mr. Hsieh are collectively the "Reporting Persons" and individually, a "Reporting Person."

                  Centralink is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. Its sole director and executive officer is Mr. Hsieh.

                  CBIL is a limited company organized under the laws of the British Virgin Islands with its principal business at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. Its sole director and executive officer is Mr. Hsieh.

                  The principal employment of Mr. Hsieh is as a Director of CBIL, Centralink, Cornerstone Overseas Investments, Limited, a limited company organized under the laws of the British Virgin Islands ("COIL"), and Grand HK.

      (d) - (e)   During the last five years, neither Centralink, CBIL nor Mr.
                  Hsieh have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

      (f)         Mr. Hsieh is a citizen of Hong Kong S.A.R.

Item 3. Source and Amount of Funds or Other Consideration:

The response to Item 3 is hereby amended and restated as follows:

Under the subscription and exchange agreement, as amended (the "Subscription Agreement"), by and among Grand Toys International, Inc. ("Grand US"), Grand HK and Centralink, Centralink subscribed for 10,000,000 ADSs in exchange for all of the shares of Playwell International Limited ("Playwell"), a wholly-owned subsidiary of Centralink, and cash and other consideration in a total amount of US$11,000,000. Centralink and COIL used their working capital to finance this subscription price.

As part of an internal reorganization, Mr. Hsieh and COIL entered into an agreement pursuant to which COIL transferred all of its equity interest in Centralink, the direct owner of the ADSs, to Mr. Hsieh in exchange for US$1.00. Immediately thereafter, Mr. Hsieh contributed Centralink into CBIL as a capital contribution. Mr. Hsieh used his personal funds to finance the acquisition. As a result of the reorganization, CBIL is the direct parent of Centralink. Mr. Hsieh remains the ultimate beneficial owner of the ADSs. COIL does not have any interest in the ADSs.

Under the subscription agreement (the "Note Agreement") by and between Grand HK and Centralink, Centralink subscribed for an exchangeable note (the "Note") issued by Grand HK in the principal amount of US$7,675,000 in consideration of a cash loan in the amount of US$7,400,000. Centralink and COIL used their working capital to finance the subscription price. The Note was exchanged for 2,000,000 Series A Preference Shares of Grand HK (the "Series A Shares") plus US$145,089.04 in accrued interest, which was satisfied by the issuance of 52,175 ADSs, immediately after the Grand HK annual general meeting on April 15, 2005. In October 2005, Grand HK issued 73,030 ADSs to satisfy the semiannual dividend of US$168,260 payable to Centralink as of June 30, 2005 on the Series A Shares. In May 2006, Grand HK issued 257,633 ADSs to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2005 on the Series A Shares. In July 2006, Grand HK issued 256,648 ADSs to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of June 30, 2006 on the Series A Shares. On April 24, 2007, Grand HK issued 339,889 ADSs to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2006 on the Series A Shares. The Series A Shares are convertible into 2,804,600 ADSs.

Under the exchange agreement dated November 30, 2005 (the "Exchange Agreement"), by and among Grand HK, Hua Yang Holdings Company Limited, a limited company organized under the laws of the Cayman Islands ("Hua Yang"), and Kord Holdings, Inc., a limited liability company incorporated in the British Virgin Islands ("Kord"), and CBIL, on December 22, 2005 CBIL contributed to Grand HK all of the outstanding shares of Hua Yang and Kord for an aggregate US$44,000,000, which consisted of 10,840,598 Series B Convertible Preference Shares of Grand HK (the "Series B Shares") and the canceling of US$2,399,207 of net indebtedness owed to Grand HK and its subsidiaries by affiliates of Mr. Hsieh. In May 2006, at the request of CBIL, Grand HK issued 28,069 ADSs to Centralink to satisfy the semiannual dividend of US$43,310 payable to CBIL as of December 31, 2005 on the Series B Shares. In July 2006, at the request of CBIL, Grand HK issued 640,324 ADSs to Centralink to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of June 30, 2006 on the Series B Shares. On April 24, 2007, at the request of CBIL, Grand HK issued 640,324 ADSs to Centralink to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of December 31, 2006 on the Series B Shares. The Series B Shares are convertible into 29,147,006 ADSs.

In connection with Grand HK's acquisition of International Playthings, Inc. ("IPI"), which was completed on February 28, 2005, Mr. Hsieh entered into a Securities Put Agreement with the sellers of IPI pursuant to which Mr. Hsieh agreed to provide the sellers of IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition but prior to the second anniversary of the closing of the acquisition, the 582,730 ADSs received by IPI as partial consideration for its assets. On March 6, 2006, the sellers of IPI exercised their option to require Mr. Hsieh caused Centralink to purchase the 582,730 ADSs at a purchase price of US$1,600,000. Centralink used its working capital to finance the purchase, which was completed on May 4, 2006.

Since December 22, 2005, Mr. Hsieh has served as a director of the Company. As partial compensation for Mr. Hsieh's services as a director, Mr. Hsieh receives quarterly grants of options to purchase 1,250 ADSs, or 5,000 options per year, at an exercise price equal to the market price of ADSs on the date of grant.

Item 4. Purpose of Transaction:

The response to Item 4 is hereby amended and restated as follows:

The parties to the Subscription Agreement believe that the combination of Playwell's manufacturing and sourcing expertise, financial resources and cost-management skills and experience and Grand US' marketing and distribution presence in North America and the combined significant toy industry experience of the management of Playwell and Grand US will create a vertically-integrated company that will have manufacturing and distribution capabilities and allow Grand HK to expand its product offerings significantly. They also believe that together, the combined company will be a larger and financially more stable company and a stronger vehicle for future expansion.

The parties entered into the Exchange Agreement because the management of both CBIL and Grand HK believe that (i) Grand HK will benefit from the strong financial performance of Hua Yang and Kord, (ii) Hua Yang and Kord give Grand HK an entree into the lucrative publishing and party goods businesses thereby further diversifying its business operations within the toy and toy-related industries, and (iii) the manufacturing operations of Hua Yang and Kord will help complete the parties' vision of a vertically integrated company and give Grand HK significant additional capacity for new business.

The parties entered into the Note Agreement in order to fund the cash portion of the purchase price of Grand HK's acquisition of IPI and to provide ongoing working capital. The Note was sold at a US$275,000 discount in order to compensate Mr. Hsieh for providing the sellers of IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition but prior to the second anniversary of the closing of the acquisition, the ADSs received by IPI as partial consideration for its assets.

Item 5. Interest in Securities of the Issuer:

The response to Item 5 is hereby amended and restated as follows:

      (a) According to the Form 6-K filed with the SEC by Grand HK on January 10, 2007, as of June 30, 2006, Grand HK had issued and outstanding 16,597,106 ordinary shares. Based on this information and including the 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares, the 29,147,006 ADSs issuable by Grand HK upon conversion of the Series B Shares, the 5,000 ADSs issuable by Grand HK upon exercise of the options owned by Mr. Hsieh, the 896,972 ADSs issued by Grand HK in July 2006 and the 980,213 ADSs issued by Grand HK in April 2007 to satisfy the semiannual dividends payable on the Series A Shares and Series B Shares, the Reporting Persons beneficially own approximately 90.7% of the outstanding ADSs and ordinary shares. As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 45,025,593 ADSs (including 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares, 29,147,006 ADSs issuable by Grand HK upon conversion of the Series B Shares and the 6,250 ADSs issuable upon exercise of the options owned by Mr. Hsieh) and 727,272 ordinary shares of Grand HK.

      (b) As of the date of this Statement, Centralink is the direct beneficial owner of 15,872,337 ADSs (including 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares) and 727,272 ordinary shares of Grand HK being reported by the Reporting Persons. CBIL is the direct beneficial owner of the 29,147,006 ADSs issuable by Grand HK upon conversion of the Series B Shares) and, as sole parent of Centralink, an indirect beneficial owner of 15,872,337 ADSs (including 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares) and 727,272 ordinary shares of Grand HK being reported. Mr. Hsieh is the direct beneficial owner of 6,250 Grand ADSs (including 6,250 ADSs issuable by Grand HK upon exercise of options owned by Mr. Hsieh) and, as the direct owner of Centralink and CBIL, an indirect beneficial owner of the 45,019,343 ADSs (including 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares and 29,147,006 ADSs issuable by Grand HK upon conversion of the Series B Shares) and 727,272 ordinary shares of Grand HK being reported. Centralink, CBIL and Mr. Hsieh have shared power to vote or direct the vote of all 45,025,593 ADSs (including 2,804,600 ADSs issuable by Grand HK upon conversion of the Series A Shares, 29,147,006 ADSs issuable by Grand HK upon conversion of the Series B Shares and 6,250 ADSs issuable by Grand HK upon exercise of options owned by Mr. Hsieh) and 727,272 ordinary shares of Grand HK and shared power to dispose or direct the disposition of such ADSs and ordinary shares of Grand HK.

      (c) On December 31, 2006, Grand HK issued to Mr. Hsieh options to purchase 1,250 ADSs at an exercise price equal to US$1.32 per ADS.

                  On March 30, 2007, Grand HK issued to Mr. Hsieh options to purchase 1,250 ADSs at an exercise price equal to US$0.96 per ADS.

                  On April 24, 2007, Grand HK issued (i) 339,889 ADSs to Centralink to satisfy the semiannual dividend of US$402,937.50 payable to Centralink as of December 31, 2006 on the Series A Shares and (ii) 640,324 ADSs to Centralink at the request of CBIL to satisfy the semiannual dividend of US$988,018.88 payable to CBIL as of December 31, 2006 on the Series B Shares.

      (d)         Not applicable.

      (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is hereby amended and restated as follows:

      COIL entered into a Consulting Agreement, dated August 25, 2004 (the "Consulting Agreement"), with Mr. Henry Hai Lin Hu ("Mr. Hu") pursuant to which Mr. Hu performed certain consulting services for COIL. As part of the internal reorganization described in Item 3, COIL's interest, rights and obligations in the Consulting Agreement were assigned and transferred to CBIL. The Consulting

      Agreement was amended by oral agreement between COIL and Mr. Hu in early May 2005. Under the Consulting Agreement, as amended, Mr. Hu was to receive, upon completion of certain milestones, among other things, a number of ADSs held by Centralink equal to US$2,000,000 in value, at a price per ADS of US$2.75 per ADS. On December 21, 2005, pursuant to the terms of the Consulting Agreement, as amended, CBIL caused Centralink to submit instructions to transfer 727,272 ADSs to Mr. Hu. During the transfer process, Centralink exchanged 727,272 ADSs for an equivalent number of ordinary shares of Grand HK with The Bank of New York, Grand HK's depositary. The transfer of the 727,272 ADSs to Mr. Hu was suspended prior to completion of the transfer pending further discussions between CBIL and Mr. Hu. Centralink retains ownership of the 727,272 ordinary shares of Grand HK.

      Since December 22, 2005, Mr. Hsieh has served as a director of the Company. As partial compensation for Mr. Hsieh's services as a director, Mr. Hsieh receives quarterly grants of options to purchase 1,250 ADSs, or 5,000 options per year, at an exercise price equal to the market price of ADSs on the date of grant.

Item 7. Material to be Filed as Exhibits

--------------------------------------------------------------------------------
Exhibit 1               Joint Filing Agreement among Centralink, CBIL and Mr.
                        Hsieh

--------------------------------------------------------------------------------
Exhibit 99.1 Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc. (incorporated by reference to Annex A contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

--------------------------------------------------------------------------------
Exhibit 99.2 Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated as of March 6, 2004, Amendment No. 2, dated as of March 31, 2004 and Amendment No. 3, dated as of May 31, 2004. (incorporated by reference to Annex B contained in the 424(b)(3) prospectus of Grand HK filed with the SEC on August 6, 2004)

--------------------------------------------------------------------------------
Exhibit 99.3 Subscription Agreement, dated February 28, 2005, by and between Grand Toys International Limited and Centralink Investments Limited (incorporated by reference to Annex C to the Proxy Statement for Annual General Meeting of Grand HK contained in the Form 6-K filed with the SEC on April 4, 2005)

--------------------------------------------------------------------------------
Exhibit 99.4 Consulting Agreement, dated as of August 25, 2004, between Cornerstone Overseas Investments, Limited and Henry Hai Lin Hu (incorporated by reference to the
                        Schedule 13D filed by Centralink,
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        COIL and Mr. Hsieh on August 26, 2004)

--------------------------------------------------------------------------------
Exhibit 99.5 Exchange Agreement, dated as of November 30, 2005, by and among Grand Toys International Limited, Hua Yang Holdings Company Limited, Kord Holdings, Inc. and Cornerstone Beststep International Limited (incorporated by reference to Annex A to the Proxy Statement for the Extraordinary General Meeting of Grand HK contained in the Form 6-K filed with the SEC on December 12, 2005)

--------------------------------------------------------------------------------

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007

                                      CENTRALINK INVESTMENTS LIMITED


                                      By: /s/ Cheng Hsieh, Jeff
                                          ---------------------
                                      Name: Cheng Hsieh , Jeff
                                      Title:   Director


                                      CORNERSTONE BESTSTEP INTERNATIONAL LIMITED


                                      By: /s/ Cheng Hsieh, Jeff
                                          ---------------------
                                      Name: Cheng Hsieh , Jeff
                                      Title:   Director


                                      By: /s/ Cheng Hsieh, Jeff
                                          ---------------------
                                      Name: Cheng Hsieh, Jeff